FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 24, 2010 announcing the appointment of Jaron Lotan to serve as the Company’s Chief Operating Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 24, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat announces appointment of Jaron Lotan to serve as Chief Operating Officer

Appointment is accompanied by additional organization changes to strengthen synergies of Gilat’s businesses worldwide

Petah Tikvah, Israel, March 24, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced the appointment of Jaron Lotan to serve as the Company’s Chief Operating Officer.  As COO Lotan will oversee all day-to-day business operations, from sales to implementation, for all of the Company’s businesses other than Spacenet Inc. Lotan will report to Amiram Levinberg, the Company’s Chief Executive Officer and Chairman. The changes will create a more unified Gilat, combining Gilat, GNS and Spacenet Rural, while enabling Spacenet Inc. to continue its operation as a separate wholly owned subsidiary.

Lotan joins Gilat after having served as the President and CEO of Tecnomatix Technologies Ltd., (formerly traded on NASDAQ), a $100 million company that was acquired by UGS Corporation (now Siemens AG). Prior to that, he held various executive positions at Orbotech, Ltd., including Corporate Executive VP for Business and Strategy and President of the PCB Division. Mr. Lotan holds a B.A. and M.A. from the Hebrew University in Jerusalem (Mathematics and Economics) and an Executive M.B.A. from Stanford University.

Erez Antebi, the CEO of GNS and Spacenet Rural, has decided to leave the Company to seek other opportunities, and has agreed to continue to work for the Company for an interim period as an advisor on special projects reporting to the CEO and Chairman.

“We anticipate that Jaron Lotan will bring new perspectives to our sales and operational divisions and help leverage the synergies within our company in preparation for future growth. We are grateful to Erez Antebi for his many years of contribution to the Company as CEO of GNS and Spacenet Rural and we anticipate benefitting from his talents with respect to various projects moving forward,” commented Amiram Levinberg, CEO and Chairman.

The new appointment of Jaron Lotan and organizational change will be effective beginning April 6, 2010.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; kimk@gilat.com